------------------------------
                                                          OMB APPROVAL
                                                          ------------
                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 1997
                                                  Estimated average burden
                                                  hours per response ..... 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)


                      Kurzweil Applied Intelligence, Inc.
          -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                   501321103
          -----------------------------------------------------------
                                 (CUSIP NUMBER)


                  Calvin Hori, Hori Capital Management, Inc.,
                     One Washington Mall, Boston, MA 02108
                                 (617) 367-3800
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 6, 1997
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

|-----------------------|                         |--------------------------|
|CUSIP No.  501321103   |                         |    Page  2 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Platinum Partners, L.P.                                         |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   0                                                 |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   0                                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  0                                                               |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  0%                                                              |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  PN                                                              |
|----------------------------------------------------------------------------|

|-----------------------|                         |--------------------------|
|CUSIP No.  501321103   |                         |    Page  3 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Hori Capital Management, Inc.                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   0                                                 |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   0                                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  0                                                               |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  0%                                                              |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|

|-----------------------|                         |--------------------------|
|CUSIP No.  501321103   |                         |    Page  4 of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Calvin G. Hori, Sole Shareholder                                |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States Citizen                                           |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   0                                                 |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   0                                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  0                                                               |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  0%                                                              |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

Item 1. Security and Issuer

        This Report on schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Kurzweil Applied Intelligence, Inc. (the "Company"), whose principal executive offices are located at 411 Waverly Oaks Road, Waltham, MA 02154.

Item 2. Identity and Background

        This Report is filed by Platinum Partners, L.P., a Massachusetts limited partnership (the "Partnership"), having its principal place of business and executive offices at c/o Hori Capital Management, Inc., One Washington Mall, 7th Floor, Boston, MA 02108; Hori Capital Management, Inc., a Massachusetts corporation and the sole General Partner of the Partnership (the "General Partner"), having its principal place of business and executive offices at One Washington Mall, 7th Floor, Boston, MA 02108; and Mr. Calvin G. Hori, the sole shareholder, director and President of the General Partner ("Mr. Hori"), having his business address at c/o Hori Capital Management, Inc., One Washington Mall, 7th Floor, Boston, MA 02108 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to make, manage, supervise, and dispose of investments in a variety of businesses.

        During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Hori is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

        The source of funds for the Partnership's acquisition of the shares of Common Stock identified in Item 5(c) were assets of the Partnership.

Item 4. Purpose of Transaction

        The Partnership acquired the Common Stock described in Item 5(c) for investment purposes. None of the Reporting Persons have any plans or proposals which relate to or would result in:

        a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e. Any material change in the present capitalization or dividend policy of the issuer;

        f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 1(g)(4) of the Securities Exchange Act of 1934; or

        j. Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        a. As of May 6, 1997, each of Hori Capital Management, Calvin G. Hori and the Partnership may be deemed to beneficially own 0 shares of Common Stock of the Company, the Partnership having sold the last of its shares of Common Stock on such date.

        b. Not applicable.

        c. The Partnership has made the following sales of shares of Common
           Stock:


           -------------------------------------------------------------
           Transaction                        Price Per        Aggregate
              Date          # of Shares         Share         Sale Price
           -------------------------------------------------------------
             4/15/97           30,000           4.178         125,332.39
           -------------------------------------------------------------

             4/15/97            5,000           4.178          20,888.73
           -------------------------------------------------------------
             4/18/97           20,000           4.000          79,977.33
           -------------------------------------------------------------
             4/18/97           25,000           4.000          99,987.05
           -------------------------------------------------------------
             4/18/97            5,000           4.000          19,994.33
           -------------------------------------------------------------
             4/18/97           10,000           4.000          39,994.82
           -------------------------------------------------------------
             4/18/97           15,000           4.000          59,992.23
           -------------------------------------------------------------
             4/18/97           15,000           4.000          59,992.23
           -------------------------------------------------------------
             4/22/97           45,000           4.000         179,975.25
           -------------------------------------------------------------
             4/22/97           15,000           4.000          59,991.75
           -------------------------------------------------------------
             4/23/97            5,000           4.000          19,991.00
           -------------------------------------------------------------
             4/23/97            5,000           4.000          19,991.00
           -------------------------------------------------------------
             4/23/97            5,000           4.000          19,991.00
           -------------------------------------------------------------
             4/25/97            5,000           4.000          19,997.25
           -------------------------------------------------------------
             4/25/97           10,000           4.000          39,994.50
           -------------------------------------------------------------
             4/25/97           20,000           4.000          79,989.00
           -------------------------------------------------------------
             4/25/97           25,000           4.000          99,986.25
           -------------------------------------------------------------
             4/29/97           10,000           4.000          39,996.17
           -------------------------------------------------------------
             4/29/97           10,000           4.000          39,996.17
           -------------------------------------------------------------
             4/29/97           10,000           4.000          39,996.17
           -------------------------------------------------------------
             4/29/97           10,000           4.000          39,996.17
           -------------------------------------------------------------
             4/29/97            5,000           4.000          19,998.08
           -------------------------------------------------------------
             4/29/97           10,000           4.000          39,996.17
           -------------------------------------------------------------
             4/29/97            5,000           4.000          19,998.08
           -------------------------------------------------------------
             4/29/97           15,000           4.000          59,994.25
           -------------------------------------------------------------
             4/29/97           13,000           4.000          51,995.02
           -------------------------------------------------------------
             4/29/97           12,000           4.000          47,995.38
           -------------------------------------------------------------
             5/02/97           18,500           3.937          72,816.32
           -------------------------------------------------------------
             5/05/97           25,000           3.875          96,846.77
           -------------------------------------------------------------
             5/06/97            4,500           3.875          17,435.60
           -------------------------------------------------------------
             5/06/97           10,000           3.875          38,745.77
           -------------------------------------------------------------
             5/06/97           10,000           3.875          38,745.77
           -------------------------------------------------------------

             5/06/97           10,000           3.875          38,745.77
           -------------------------------------------------------------
             5/06/97           10,000           3.875          38,745.77
           -------------------------------------------------------------
             4/17/97           34,500           4.000         137,988.77
           -------------------------------------------------------------
             5/06/97           40,500           3.875         156,920.34
           -------------------------------------------------------------
             4/17/97            5,000           4.000          19,998.34
           -------------------------------------------------------------
             4/17/97           12,500           4.000          49,995.93
           -------------------------------------------------------------
             4/17/97           10,000           4.000          39,996.74
           -------------------------------------------------------------
             4/17/97           10,000           4.000          39,996.74
           -------------------------------------------------------------
             4/17/97            5,000           4.000          19,998.37
           -------------------------------------------------------------
             4/17/97            6,000           4.000          23,998.05
           -------------------------------------------------------------
             2/25/97            7,000           3.312          23,021.72
           -------------------------------------------------------------
             4/17/97           37,000           4.000         147,987.95
           -------------------------------------------------------------
             4/17/97            5,000           4.000          19,998.37
           -------------------------------------------------------------
             2/25/97           25,000           3.312          82,284.73
           -------------------------------------------------------------
             4/17/97            5,000           4.000          19,998.37
           -------------------------------------------------------------
           All transactions were made in the open market on NASDAQ.

        d. The Partnership is a limited partnership established in accordance with the provisions of the Massachusetts Uniform Limited Partnership Act. Each Member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents. These distributions made from the Partnership's assets may include funds received by the Partnership from dividends declared with respect to the shares of Common Stock held by the Partnership or from the sale of such shares of Common Stock.

        e. May 6, 1997.

        The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documentation of the Partnership.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Signature

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

        EXECUTED as of the 21st day of July, 1997.

                                       PLATINUM PARTNERS, L.P.


                                       By: /s/ Calvin G. Hori
                                           ------------------------
                                           Calvin G. Hori, President of
                                           Hori Capital Management, Inc.,
                                           General Partner



                                       HORI CAPITAL MANAGEMENT, INC.


                                       By: /s/ Calvin G. Hori
                                           -------------------------
                                           Calvin G. Hori, President



                                           /s/ Calvin G. Hori
                                           -------------------------
                                           Calvin G. Hori